August 19, 2025

Anna Zhabina
President, Treasurer and Secretary
Essence Array Inc
2 Queen   s Club Gardens, Suite 7
Yarrell Mansions
London, W14 9TB
United Kingdom

        Re: Essence Array Inc
            Amendment No. 1 to Registration Statement on Form S-1
            Filed July 25, 2025
            File No. 333-286798
Dear Anna Zhabina:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 23, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-1
Summary Financial Information, page 6

1. The header for your June 30, 2025 statement of operations indicates that this information is audited. Please revise to indicate the information is from unaudited financial statements, to the extent accurate.
 August 19, 2025
Page 2
General

2.     We note you continue to:
           show in numerous places the inception date as other than March 28, 2024,
           e.g. (though not limited to), pages 5, 6, 18 and 26, and the headers to the financial statements on pages F-3 through 5 and F-11.
           characterize in various places the issuance of the initial 5,473,000 shares of your common stock for other than $473 cash and a subscription receivable of
           $5,000,000, e.g. (though not limited to), page 26, the related party transaction note on pages F-8 and 14 and the financing section in the annual
           statement of cash flows on page F-5.
       Please revise as appropriate for consistency throughout your filing.

       Please contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Erin Jaskot at 202-551-3442 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services